EXHIBIT 12.1
PROLOGIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Three months ended
	March 31,		Year ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Earnings from continuing operations	$195,922	$227,033	$987,139	$712,813	$300,062	$215,621	$231,765
Add:
Minority interest	1,106	173	6,003	3,457	5,243	4,875	4,959
Income taxes	27,332	21,421	68,899	30,528	26,892	43,562	15,374
Interest expense	85,124	88,651	368,065	294,403	177,562	152,551	154,427

Earnings, as adjusted	$309,484	$337,278	$1,430,106	$1,041,201	$509,759	$416,609	$406,525

Fixed charges:
Interest expense	$85,124	$88,651	$368,065	$294,403	$177,562	$152,551	$154,427
Capitalized interest	41,339	25,705	125,382	97,297	63,885	37,388	36,425

Total fixed charges	$126,463	$114,356	$493,447	$391,700	$241,447	$189,939	$190,852

Ratio of earnings, as adjusted to fixed charges	2.4	2.9	2.9	2.7	2.1	2.2	2.1